Exhibit 12.1

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Nine Months Ended September 30, 2005	Twelve Months Ended September 30, 2005	2004	2003	2002	2001	2000
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ (164)	$ (211)	$ 670	$ 919	$ 1,198	$ 733	$ 837
Fixed charges included in the determination of net income	241	294	266	311	304	310	303
Total earnings, as defined	$ 77	$ 83	$ 936	$ 1,230	$ 1,502	$ 1,043	$ 1,140

Fixed charges, as defined:
Interest charges	$ 236	$ 287	$ 262	$ 320	$ 311	$ 320	$ 297
Rental interest factor	9	12	11	10	10	10	6
Total fixed charges, as defined	$ 245	$ 299	$ 273	$ 330	$ 321	$ 330	$ 303

Ratio of Earnings to Fixed Charges	N/A	N/A	3.43	3.73	4.68	3.16	3.76
Deficiency of Earnings to Cover Fixed Charges	$ (168)	$ (216)	N/A	N/A	N/A	N/A	N/A